UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*

                             LASERSIGHT INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    517924106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               DECEMBER 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [X]     Rule 13d-1(b)
                [ ]     Rule 13d-(c)
                [ ]     Rule 13d-1(d)


*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 517924106                      13G                  Page 2 of 5 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          VEREDUS ASSET MANAGEMENT LLC / 61-1350302



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
      COMMONWEALTH OF KENTUCKY

NUMBER OF                5.  SOLE VOTING POWER                   487,130
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER              797,180
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          797,180

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          3.60%

12. TYPE OF REPORTING PERSON*
          IA

Cusip No. 517924106                     13G                  Page 3 of 5 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
               LASERSIGHT INCORPORATED


   (b)  Address of Issuer's Principal Executive Offices:

               3300 UNIVERSITY BOULEVARD, STE. 14D
               WINTER PARK, FL 32792



2. (a)  Name of Person Filing:

               VEREDUS ASSET MANAGEMENT LLC, an investment advisor registered under Investment Advisor Act of
                                             1940



   (b)  Address of Principal Business Office for Each of the Above:

               6060 DUTCHMAN LANE, STE 320
               LOUISVILLE, KY 40205

   (c)  Citizenship:
               US


   (d)  Title of  Class of  Securities:

               COMMON STOCK

   (e)  CUSIP Number:

               517924106

3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:

               IA


4. Ownership:
   (a) Amount Beneficially Owned:                                     797,180
   (b) Percent of Class:                                                 3.60%
   (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote               487,130
         (ii)  shared power to vote or to direct the vote
         (iii) sole power to dispose or to direct the disposition of  797,180
         (iv)  shared power to dispose or to direct the disposition of


5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

     INSTRUCTION. Dissolution of a group requires a response to this item.


6.  Ownership of More than Five Percent on Behalf of Another Person:

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.


7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Cusip No. 517924106                       13G                 Page 4 of 5 Pages



8.  Identification and Classification of Members of the Group:

     If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(I), so indicate under Item 3(h) and attach an exhibit stating the identity and
     Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.


9.  Notice of Dissolution of  Group:

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (SEE Item 5.)


10. Certifications:

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    FEBRUARY 13, 2001
                                                   -----------------------
                                                             Date:

                                                    /S/ JAMES R. JENKINS
                                                   -----------------------
                                                          Signature

                                                   James R. Jenkins,
                                                   V.P. & C.O.D.
                                                   -----------------------
                                                          Name/Title

Cusip No.  517924106                     13G                   Page 5 of 5 Pages


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the satement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)